Exhibit 99.2

TALEND S.A. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES (“SHARES”) OF TALEND S.A. FOLD AND DETACH HERE Ordinary General Shareholders Meeting Extraordinary General Shareholders Meeting FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST Res. 1 Res. 7 Res. 12 Res. 17 Res. 22 Res. 2 Res. 8 Res. 13 Res. 18 Res. 23 Res. 9 Res. 14 Res. 19 Res. 24 Res. 3 Res. 4 Res. 10 Res. 15 Res. 20 Res. 5 Res. 11 Res. 16 Res. 21 Res. 6 Mark box at immediate right if you wish to give a discretionary proxy to the Chairman of the Company's Board of Directors. PLEASE NOTE: Marking this box voids any other instructions indicated above. Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

AGENDA

Ordinary General Shareholders Meeting

1. Approval of the financial statements for the year ended December 31, 2017 - Discharge of the directors and statutory auditors.
2. Allocation of the results for the year ended December 31, 2017.
3. Approval of the consolidated financial statements for the year ended December 31, 2017.
4. Examination of the agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code.
5. Renewal of the statutory auditors' term of office.
6. Ratification of the provisional appointment of Ms. Nora Denzel as Director.
7. Ratification of the provisional appointment of Mr. Brian Lillie as Director.
8. Renewal of the term of office of Ms. Nanci Caldwell as Director.
9. Renewal of the term of office of Mr. Patrick Jones as Director.
10. Renewal of the term of office of Mr. Brian Lillie as Director.
11. Appointment of Mr. Mark Nelson as Director.

Extraordinary General Shareholders Meeting

12. Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with preservation of preferential subscription rights of the shareholders.
13. Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription right of the shareholders and offer to the public.
14. Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares and / or other securities, with cancellation of the preferential subscription right of the shareholders, to be issued in connection with an offer to qualified investors or a limited group of investors as contemplated by Article L. 411-2 II of the French Monetary and Financial Code.
15. Delegation to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights pursuant to the above delegations.
16. Determination of overall limitations on the amount of issuances made pursuant to the above delegations.
17. Delegation of authority granted to the Board of Directors to increase the share capital by capitalization of premiums, reserves, profits or other amounts which may be capitalized.
18. Authorization to be given to the Board of Directors to offer existing or newly issued free shares in accordance with the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.
19. Delegation of authority to be granted to the Board of Directors for the purpose of issuing and allocating warrants, with cancellation of the preferential subscription right of the shareholders in favor of a category of persons meeting certain criteria.
20. Setting of overall limitations on the amount of issuances made pursuant to the Eighteenth Resolution and Nineteenth Resolution above.
21. Delegation to be granted to the Board of Directors to increase the share capital by issuing shares of the Company for the benefit of employees adhering to the Company savings plan established pursuant to Articles L. 3332-1 et seq. of the French Labor Code.
22. Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription right of the shareholders in favor of a first category of persons meeting specific criteria.
23. Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with cancellation of the preferential subscription right of the shareholders in favor of a second category of persons meeting specific criteria.
24. Setting of overall limitations on the amount of issuances made pursuant to the Twenty-First through Twenty-Third Resolutions above.

Talend S.A.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that the Combined General Shareholders Meeting (the "Meeting") of Talend S.A. (the "Company") will be held at the Company's offices at 9, Rue Pagès, 92150, Paris, France, on Tuesday, June 26, 2018, at 2:30 p.m., for the purposes set forth on this card.

In accordance with the provisions governing the ADRs, each registered holder of ADRs (each a "Holder") at the close of business on June 1, 2018 (NY time) (the "ADR Record Date") will, subject to any applicable provisions of French law and of the Company's By-Laws, be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by the American Depositary Shares ("ADSs") evidenced by such Holder's ADRs. If you are desirous of having the Shares represented by your ADSs voted by the Depositary FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward this Voting Instruction Card to the Depositary. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Depositary to vote FOR or AGAINST each of the Resolutions. Alternatively, you may check a box to give a discretionary proxy to the Chairman of the Board of Directors to vote in favor of all Resolutions endorsed by the Company's Board of Directors and against any Resolutions not so endorsed. To be valid, a properly completed and executed Voting Instruction Card MUST reach the Depositary before 12:00 p.m. (NY time) on June 20, 2018. By submitted this Voting Instruction Card, you will be requesting and authorizing the Depositary to vote or cause to be voted the Shares represented by their ADSs evidenced by your ADRs in accordance with the instructions contained herein at the Meeting.

Upon actual receipt by the ADR department of the Depositary of instructions of an eligible Holder in the manner and on or before the 12:00 p.m. (NY time) June 20, 2018 deadline set forth above, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Shares to vote or cause to be voted the Shares represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. To the extent voting instructions are not so timely or properly received by the Depositary from any Holder, the Shares represented by such Holder's ADSs will not be voted at the Meeting.

If you wish to collect further information about the Resolutions, the Company has instructed us to notify you to go to the Company's Investors' website at
http://investor.talend.com/phoenix.zhtml?c=254382&p=irol-irhome.

NOTE: The Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.